EXHIBIT 99.1

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma condensed financial statements are those of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Such unaudited pro forma condensed financial statements are presented to illustrate the accounting impact of the deconsolidation of Teekay Offshore Partners L.P. (or Teekay Offshore) on September 25, 2017 and subsequent accounting of Teekay's remaining interest in Teekay Offshore using the equity method of accounting (or the Deconsolidation) resulting from the Brookfield Transaction (as defined in Note 1 “Description of Transaction”). The unaudited pro forma condensed statement of (loss) income for the nine months ended September 30, 2017 and the unaudited pro forma condensed statement of income for the year ended December 31, 2016 are derived from and should be read in conjunction with the historical unaudited and audited consolidated financial statements of the Company for such periods, which are included in the Company’s Report on Form 6-K for the three and nine months ended September 30, 2017 furnished to the U.S. Securities and Exchange Commission (or SEC) on November 22, 2017, and the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2016, filed with the SEC on November 28, 2017, respectively. The Company’s historical audited and unaudited consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (or GAAP).

The unaudited pro forma condensed financial statements give effect to the Deconsolidation as if it occurred January 1, 2016. The accompanying unaudited pro forma condensed financial statements give effect to adjustments that are (i) directly attributable to the Deconsolidation, (ii) factually supportable, and (iii) are expected to have a continuing impact on the Company’s deconsolidated results. Consequently, any material nonrecurring charges or credits which result directly from the Deconsolidation and which will be included in the earnings of the Company within the 12 months following the transaction are not included in the unaudited pro forma condensed statement of (loss) income for the nine months ended September 30, 2017 and the unaudited pro forma condensed statement of income for the year ended December 31, 2016.

The pro forma adjustments are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed financial statements. In addition, the unaudited pro forma condensed financial statements have been prepared by management in accordance with the regulations of the SEC and are not necessarily indicative of the results of operations that would have been realized had the Deconsolidation occurred as of the date indicated, nor is it meant to be indicative of any anticipated future results of operations that the Company will experience after the Deconsolidation.

EXHIBIT 99.1

Teekay Corporation and Subsidiaries
Unaudited Pro Forma Condensed Statement of (Loss) Income
For the nine months ended September 30, 2017
(in thousands of U.S. Dollars, except share and per share amounts)

		Less:
	Historical	Historical	Add:
	Teekay	Teekay	Pro Forma
	Corporation	Offshore (4a)	Adjustment	note	Pro Forma
Revenues	1,558,209	796,711	87,356	(4b)	848,854
Voyage expenses	(133,891)	(68,802)	(713)	(4b)	(65,802)
Vessel operating expenses	(599,500)	(249,805)	(24,613)	(4b)	(374,308)
Time charter hire expenses	(98,106)	(60,592)	(32,616)	(4b)	(70,130)
Depreciation and amortization	(422,713)	(219,406)	(1,733)	(4e)	(205,040)
General and administrative expenses	(88,641)	(46,399)	(29,414)	(4b)	(71,358)
			298	(4f)
Net loss on sale of vessels, equipment and other operating assets	(25,095)	—	—		(25,095)
Asset impairments	(245,159)	(1,500)	—		(243,659)
Restructuring charges	(5,059)	(3,147)	—		(1,912)
Loss from vessel operations	(59,955)	147,060	(1,435)		(208,450)
Interest expense	(219,237)	(108,993)	(20,453)	(4b)	(130,697)
Interest income	4,917	1,416	20,453	(4b)	3,501
			(14,630)	(4c)
			(5,823)	(4d)
Realized and unrealized losses on non- designated derivative instruments	(43,173)	(28,935)	—		(14,238)
Equity (loss) income	(36,373)	12,028	(3,602)	(4h)	(52,003)
Foreign exchange loss	(22,888)	(10,149)	—		(12,739)
Loss on deconsolidation of Teekay Offshore (note 1)	(103,188)	—	—		(103,188)
Other (loss) income	(5,169)	(5,749)	—		580
(Loss) income before income taxes	(485,066)	6,678	(25,490)		(517,234)
Income tax expense	(11,767)	(3,939)	—		(7,828)
Net (loss) income	(496,833)	2,739	(25,490)		(525,062)
Less: Net loss (income) attributable to non- controlling interests (note 1)	358,843	(8,262)	2,047	(4g)	369,152
Net loss attributable to the shareholders of Teekay Corporation	(137,990)	(5,523)	(23,443)		(155,910)
Per common share of Teekay Corporation (note 5)
- Basic loss	(1.60)				(1.81)
- Diluted loss	(1.60)				(1.81)
Weighted average number of common shares outstanding (note 5)
- Basic	86,232,315				86,232,315
- Diluted	86,232,315				86,232,315

EXHIBIT 99.1

Teekay Corporation and Subsidiaries
Unaudited Pro Forma Condensed Statement of Income
For the year ended December 31, 2016
(in thousands of U.S. Dollars, except share and per share amounts)

		Less:
	Historical	Historical	Add:
	Teekay	Teekay	Pro Forma
	Corporation	Offshore (4a)	Adjustment	note	Pro Forma
Revenues	2,328,569	1,152,390	129,840	(4b)	1,306,019
Voyage expenses	(138,339)	(80,750)	(610)	(4b)	(58,199)
Vessel operating expenses	(825,024)	(364,440)	(36,254)	(4b)	(496,838)
Time charter hire expenses	(150,145)	(75,485)	(50,950)	(4b)	(125,610)
Depreciation and amortization	(571,825)	(300,011)	(2,317)	(4e)	(274,131)
General and administrative expenses	(119,889)	(56,087)	(42,026)	(4b)	(105,828)
Net (loss) gain on sale of vessels, equipment and other operating assets	(66,450)	5,716	—		(72,166)
Asset impairments	(45,796)	(45,796)	—		—
Restructuring charges	(26,811)	(4,684)	—		(22,127)
Income from vessel operations	384,290	230,853	(2,317)		151,120
Interest expense	(282,966)	(140,611)	(21,883)	(4b)	(164,238)
Interest income	4,821	1,257	21,883	(4b)	3,564
			(18,218)	(4c)
			(3,665)	(4d)
Realized and unrealized losses on non- designated derivative instruments	(35,091)	(20,313)	—		(14,778)
Equity income	85,639	17,933	(3,390)	(4h)	64,316
Foreign exchange (loss) gain	(6,548)	(14,805)	—		8,257
Other loss	(39,013)	(21,031)	—		(17,982)
Income before income taxes	111,132	53,283	(27,590)		30,259
Income tax expense	(24,468)	(8,808)	—		(15,660)
Net income	86,664	44,475	(27,590)		14,599
Less: Net income attributable to non-controlling interests	(209,846)	(11,858)	40,004	(4g)	(157,984)
Net (loss) income attributable to the shareholders of Teekay Corporation	(123,182)	32,617	12,414		(143,385)
Per common share of Teekay Corporation (note 5)
- Basic loss	(1.62)				(1.81)
- Diluted loss	(1.62)				(1.81)
Weighted average number of common shares outstanding (note 5)
- Basic	79,211,154				79,211,154
- Diluted	79,211,154				79,211,154

EXHIBIT 99.1

Teekay Corporation and Subsidiaries
Notes to the Unaudited Pro Forma Condensed Financial Statements

1.    Description of Transaction

In 2006, Teekay formed Teekay Offshore as a Marshall Islands limited partnership. On September 25, 2017, Teekay, Teekay Offshore and Brookfield Business Partners L.P. together with its institutional partners (collectively, Brookfield) finalized a strategic partnership (or the Brookfield Transaction) which is described below and resulted in the Deconsolidation of Teekay Offshore as of that date. Although Teekay owned less than 50% of Teekay Offshore’s outstanding common units prior to the Deconsolidation, Teekay maintained control of Teekay Offshore until September 25, 2017 by virtue of its 100% ownership interest in the general partner of Teekay Offshore, Teekay Offshore GP LLC (or TOO GP). In connection with Brookfield's acquisition from Teekay of a 49% interest in TOO GP as part of the Brookfield Transaction, Teekay and Brookfield entered into an amended limited liability company agreement for TOO GP whereby Brookfield obtained certain substantive participatory rights in the management of TOO GP, which resulted in Teekay deconsolidating Teekay Offshore for accounting purposes on September 25, 2017. Subsequent to the closing of the Brookfield Transaction, Teekay has significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method. The Company’s unaudited pro forma condensed financial statements have been prepared as if the Deconsolidation had occurred on January 1, 2016 and as if Teekay Offshore had been accounted for using the equity method from that date.

The Brookfield Transaction included the following transactions:

•
Brookfield and Teekay invested $610.0 million and $30.0 million, respectively, in Teekay Offshore in exchange for 244.0 million and 12.0 million common units of Teekay Offshore, respectively, and 62.4 million and 3.1 million common unit warrants (or the Brookfield Transaction Warrants), with an exercise price of $0.01 per unit, a term of seven years, and which are exercisable when Teekay Offshore's common unit volume-weighted average price is equal to or greater than $4.00 per common unit for 10 consecutive trading days until September 25, 2024;

•
Brookfield acquired from Teekay the 49% interest in TOO GP in exchange for $4.0 million and an option to purchase an additional 2.0% interest in TOO GP from Teekay in exchange for 1.0 million of the Brookfield Transaction Warrants initially issued to Brookfield;

•
Teekay Offshore repurchased and cancelled all of its outstanding Series C-1 and Series D Preferred Units at a per unit redemption value of $18.20 and $23.75 per unit, respectively, which included Teekay's investment in 1,040,000 Series D Preferred Units. Certain warrants to purchase Teekay Offshore common units which were issued as part of the Series D Preferred Units on June 29, 2016, were amended to reduce the exercise price from $6.05 to $4.55 per unit; and

•
Brookfield acquired from a subsidiary of Teekay, a $200.0 million subordinated promissory note issued by Teekay Offshore on July 1, 2016 (and which Teekay Offshore and Brookfield amended to extend the maturity from 2019 to 2022), in consideration for $140.0 million and 11.4 million of the Brookfield Transaction Warrants initially issued to Brookfield.

As of September 25, 2017, the public held a total of 26.7% of Teekay Offshore’s outstanding common units, Brookfield TK TOLP L.P., an affiliate of Brookfield, held 59.5% of Teekay Offshore’s outstanding common units and a 49% interest in TOO GP, and Teekay held the remaining outstanding common units of Teekay Offshore and a 51% interest in TOO GP.

On September 25, 2017, the Company recognized both the net cash proceeds it received from Brookfield and the estimated fair value of its retained interests in Teekay Offshore, including common units, warrants, and certain charters pursuant to which the Company in-charters vessels from Teekay Offshore, and derecognized the carrying value of both Teekay Offshore’s net assets and the non-controlling interest in Teekay Offshore, with the difference between these amounts resulting in a loss on deconsolidation of $103.2 million. In addition, subsequent to the formation of Teekay Offshore, Teekay from time to time sold certain vessels to Teekay Offshore. As Teekay Offshore was a controlled subsidiary of Teekay at the time of these sales, all of the gains or losses on sales of these vessels were fully eliminated upon consolidation. Consequently, the portion of the gain or loss attributable to Teekay’s reduced interest in the vessels was deferred. The total unrecognized net deferred gain relating to the vessels previously sold from Teekay to Teekay Offshore was $349.6 million prior to the Deconsolidation. Upon deconsolidation of Teekay Offshore, such amount was recognized by the Company in net loss attributable to non-controlling interests for the nine months ended September 30, 2017.

Under Accounting Standards Codification 323, the Company is required to record basis differences for any differences between the cost of its investment and the underlying equity in the net assets of Teekay Offshore at the investment date. For pro forma purposes, these basis differences and the related impact of their associated amortization are based on preliminary estimates of fair value. Management believes the preliminary fair values are based on reasonable estimates and assumptions given currently available information. However, the preliminary fair value estimates may change upon their finalization as additional information becomes available.

2. Accounting Policies

The unaudited pro forma condensed financial statements were prepared in accordance with GAAP and pursuant to SEC Regulation S-X Article 11. They present the pro forma results of operations of the Company based upon historical information, as if the Deconsolidation had occurred on January 1, 2016 and the Company’s interest in Teekay Offshore had been accounted for using the equity method from such date. The unaudited pro forma condensed financial statement of loss (income) for the nine months ended September 30, 2017 and the unaudited pro forma condensed statement of income for the year ended December 31, 2016 should be read in conjunction with the historical unaudited and audited consolidated financial statements of the Company, which are available in the Company’s Report on Form

EXHIBIT 99.1

6-K for the three and nine months ended September 30, 2017 furnished to the SEC on November 22, 2017, and the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2016, filed with the SEC on November 28, 2017, respectively.

3. Accounting for the Deconsolidation of Teekay Offshore

The unaudited pro forma condensed financial statements have been prepared to give effect to the deconsolidation of Teekay's interest in Teekay Offshore and the closing of the Brookfield Transaction as if they had occurred on January 1, 2016. As a result, Teekay Offshore is presented in both the unaudited pro forma condensed statement of (loss) income for the nine months ended September 30, 2017 and the unaudited pro forma condensed statement of income for the year ended December 31, 2016 using the equity method of accounting as applied to Teekay's remaining 14% interest in Teekay Offshore. The pro forma adjustments, as described in note 4, are based on currently available information.

4. Pro Forma Adjustments

a.
Amounts represent historical financial results of Teekay Offshore which were a component of the historical consolidated results of the Company for the period ended September 25, 2017 and the year ended December 31, 2016.

b.
Adjustments relate to intercompany transactions between the Company and Teekay Offshore, which as a result of the Deconsolidation, would no longer be eliminated upon consolidation. These adjustments include the following:

•	Adjustments to revenues, voyage expenses, vessel operating expenses and time charter hire expenses from vessels the Company in-chartered from Teekay Offshore.

•
Adjustments to revenues and general administrative expenses for ship management, crew training, commercial, technical, strategic, business development and administrative management services provided by the Company to Teekay Offshore which would be presented as revenue by the Company if provided to a non-consolidated entity.

•	Adjustments to interest income and interest expense for interest and fees relating to loans and guarantees provided by the Company to Teekay Offshore.

•
Adjustments to revenues and general administrative expenses for pre-delivery services provided by the Company to Teekay Offshore during the construction of Teekay Offshore’s newbuilding and conversion projects.

c.
As part of the Brookfield Transaction, Brookfield acquired from a subsidiary of Teekay a $200.0 million subordinated promissory note issued by Teekay Offshore on July 1, 2016. Prior to July 1, 2016, there existed two separate intercompany amounts owing to Teekay from Teekay Offshore, which were brought together to form the $200.0 million subordinated promissory note issued on July 1, 2016. This adjustment removes the intercompany interest income earned by Teekay as if the $200.0 million subordinated promissory note and its predecessor notes were acquired by Brookfield on January 1, 2016.

d.
As part of the Brookfield Transaction, Teekay was released from all of its previous guarantees relating to Teekay Offshore's long-term debt and interest rate swap and cross currency swap agreements. This adjustment removes intercompany income that was received by Teekay from Teekay Offshore for these guarantees as if Teekay was released from these guarantees on January 1, 2016.

e.
On September 25, 2017, the Company recognized the estimated fair value of its retained interests in Teekay Offshore, which includes certain vessels the Company in-charters from Teekay Offshore. This adjustment gives effect to the amortization of these in-chartered contracts as if the fair value of these in-chartered contracts determined as of September 25, 2017 had been recognized on January 1, 2016 and subsequently amortized over the remaining life of the charters.

f.	Adjustment removes non-recurring transaction costs directly related to the Deconsolidation.

g.	Adjustment removes the non-controlling interest related to Teekay's investment in Teekay Offshore as part of the Deconsolidation.

h.
Adjustment reflects the Company’s accounting for its investment in Teekay Offshore using the equity method and the effect of basis differences in the underlying net assets of Teekay Offshore based on preliminary estimates of fair value. Such estimates may change as additional information becomes available.

5. Unaudited Pro Forma Earnings per Share

As described in Note 1, as part of the Brookfield Transaction, Brookfield and Teekay received Brookfield Transaction Warrants, and certain warrants to purchase Teekay Offshore common units which were issued as part of the Series D Preferred Units on June 29, 2016, were amended to reduce the exercise price from $6.05 to $4.55 per unit, both of which potentially impact dilutive earnings per share.

Pro forma basic earnings per share is determined by dividing (a) pro forma net income by (b) the weighted average number of shares of Teekay Corporation Common Stock outstanding during the applicable period. During 2016, Teekay Offshore had converted its Series C Preferred Units into Series C-1 Preferred Units, incurring an inducement premium and exchange contribution, the impact of which has

EXHIBIT 99.1

been removed for purposes of the pro forma basic earnings per share of Teekay as these units were repurchased and cancelled as part of the Brookfield transaction.

The Brookfield transaction had no impact on pro forma diluted earnings per share, other than as described above relating to pro forma basic loss per share.

	Historical Teekay Corporation	Deconsolidation of Teekay Offshore	Pro Forma Teekay Corporation
Nine months ended September 30, 2017:
Net loss attributable to shareholders of Teekay Corporation - basic and diluted	(137,990)	(17,920)	(155,910)
Weighted average number of common shares	86,232,315		86,232,315
Dilutive effect of stock-based compensation	—		—
Common stock and common stock equivalents	86,232,315		86,232,315
Loss per common share:
- Basic	(1.60)		(1.81)
- Diluted	(1.60)		(1.81)

	Historical Teekay Corporation	Deconsolidation of Teekay Offshore	Pro Forma Teekay Corporation
Year ended December 31, 2016:
Net loss attributable to shareholders of Teekay Corporation	(123,182)	(20,203)	(143,385)
The Company's portion of the Inducement Premium and Exchange Contribution charged to retained earnings by Teekay Offshore	(4,993)	4,993	—
Net loss attributable to the shareholders of Teekay Corporation for basic loss per share	(128,175)	(15,210)	(143,385)
Reduction in net earnings due to dilutive impact of stock-based compensation in Teekay LNG, Teekay Offshore and Teekay Tankers	(25)	—	(25)
Net loss attributable to shareholders of Teekay Corporation for diluted loss per share	(128,200)	(15,210)	(143,410)
Weighted average number of common shares	79,211,154		79,211,154
Dilutive effect of stock-based compensation	—		—
Common stock and common stock equivalents	79,211,154		79,211,154
Loss per common share:
- Basic	(1.62)		(1.81)
- Diluted	(1.62)		(1.81)